This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

January 16, 2006

Item 3: Press Release

A Press release dated and issued January 16, 2006 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold reports that it has received final geochemical results at Golden Summit, Alaska.

Item 5: Full Description of Material Change

January 16, 2005, Vancouver, BC.  Freegold Ventures Limited (“Freegold”) reports that it has received final geochemical results from its recent 1,270-foot trenching program at its Golden Summit property near Fairbanks, Alaska.

Six trenches were placed in a 1,000 foot wide area south of the Cleary Hill Mine, the largest historical underground mine in the Fairbanks district (281,000 ounces of gold produced at an average grade of 44 g/tonne).  Two district scale shear zones (Dolphin and Anna Mary) intersect in this area, and many small-scale historical underground gold mines are hosted along their lengths.  Since 2000, Freegold has carried out a series of drilling and trenching programs resulting in the identification of 17 mineralized veins, quartz stockworks and silicified shear zones in the area.  Four drill holes in 2000 and 2003, along with surface trenching in 2002, successfully encountered lower-grade, bulk-tonnage style gold mineralization over significant widths (eg. 984 feet grading 0.7 g/tonne in hole CHD00-1 and 408 feet grading 1.0 g/tonne in hole CHD03-1).  In addition, a number of discrete higher-grade quartz veins at surface were encountered in the 2002 trenching program.

2005 Trench Results

Trench WZ-05-01 tested the mineralization within the 550 foot area between 2002 trenches CU02-4/5/6 and CU02-3, while the remaining five trenches, WK-05-02 to WK-05-06, were placed to test the eastern strike extent of the zone, and to further test the continuity of high grade veins encountered in the 2002 trenching.

Two new 6 to 18 inch gold-bearing veins were encountered in trench WZ-05-01.  The northernmost of the two veins graded 28.6 g/tonne over 5 feet, with three grab samples from the vein grading 139.0, 22.1, and 12.0 g/tonne. Significant trench and grab sample assays are listed in the accompanying table below.  A map of the trenches can be seen below and on the Freegold website. A second vein was encountered 190 feet to the south, and graded 35.3 g/tonne over 5 feet with one grab sample grading 63.7 g/tonne.  It is unclear at this time how these veins relate to other high-grade veins encountered in the two 2002 trenches to the east and west.  Numerous other smaller quartz veins (<2 inches) and sheeted quartz veinlets (<1 inch) were encountered within the trenches and their continuity and over-all significance are unknown at present.

One vein that has been correlated between the trenches is the Wackwitz vein, which is identified by its unique, well-banded, white and grey quartz texture, with native gold occurring as disseminated grains and as thin filigree seams along the contacts between the white and grey quartz.

This vein was encountered in trench WZ-05-02.  The Wackwitz was originally encountered in trenches CU02-4/5/6 (5 feet grading 11.5 g/tonne with one grab sample grading 31.6 g/tonne) and CU02-3 (with 3 grab samples of the 1.5 foot wide vein returning 417.3, 92.6 and 80.0 g/tonne).  The current trenching extended the known strike length of the Wackwitz vein to 730 feet, where the shear zone hosting the vein returned 10 feet grading 2.89 g/tonne.  One-millimetre flakes of native gold were observed in the vein at this location.

Two additional short small trenches, WZ-05-2B and WZ-05-2C, with a combined length of 59 feet, were placed perpendicular to WZ-05-2 in order to expose the Wackwitz vein along its strike.  The average assay over this 59-foot interval was  6.4 g/tonne, with four grab samples of the vein returning grades ranging from 0.38 to 16.35 g/tonne.  The vein is between 5 and 10 inches thick in this area, strikes east-west, and dips 40-60 degrees south.   It is unclear at this time whether intercepts of veining at the southern end of trench WZ-05-03 (5 feet grading 2.88 g/tonne with a grab sample of vein grading 25.9 g/tonne) and in trench WZ-05-04 (10 feet grading 2.80 g/tonne) are the fault-displaced extensions of the Wackwitz vein.

Trench No.	Sample Type	From (foot)	To (foot)	Interval (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
WZ-05-01	Trench	15	60	45	0.87	0.025
including	Trench	15	30	15	1.29	0.038
WZ-05-01	Trench	130	135	5	35.30	1.030
WZ-05-01	Grab	131			63.70	1.858
WZ-05-01	Trench	175	185	10	1.74	0.051
WZ-05-01	Trench	320	325	5	28.60	0.834
WZ-05-01	Grab	325			12.00	0.350
WZ-05-01	Grab	325			139.00	4.054
WZ-05-01	Trench	325	330	5	2.10	0.061
WZ-05-01	Grab	326			22.10	0.654
WZ-05-02	Trench	30	50	20	2.03	0.059
WZ-05-02	Trench	95	105	10	2.89	0.084
WZ-05-02	Trench	345	350	5	1.46	0.043
WZ-05-02	Grab	349			9.83	0.287
WZ-05-02B	Trench	0	52.5	52.5	7.16	0.187
WZ-05-02B	Grab	0			1.17	0.034
WZ-05-02B	Grab	39.4			16.35	0.477
WZ-05-02B	Grab	49.2			8.19	0.239
WZ-05-02C	Trench	0	6.6	6.6	5.78	0.169
WZ-05-03	Trench	0	5	5	2.88	0.084
WZ-05-03	Grab	6			5.60	0.163
WZ-05-03	Grab	6			3.14	0.092
WZ-05-03	Grab	8			1.27	0.037
WZ-05-03	Grab	8			25.90	0.755
WZ-05-03	Grab	64			5.09	0.148
WZ-05-03	Trench	70	80	10	2.50	0.073
WZ-05-04	Trench	0	10	10	1.03	0.030
WZ-05-04	Trench	15	25	10	2.80	0.064
WZ-05-06	Trench	50	80	30	1.00	0.029

A total of 248 rock chip samples were collected using a 1.5-meter  sample interval taken along the centre of each trench floor.  Sampling along strike of the Wackwitz generated 9 chip samples using 2.0  meter  spacing.  An additional 31 grab samples were also taken from selected veins.  All samples were submitted to ALS Chemex Labs in North Vancouver, BC, for gold via fire assay plus multi element ICP--MS analysis using 4 acid digestion.  Samples returning values in excess of 1 g/tonne were re-assayed using metallic screen techniques to help quantify any nugget effect due to coarse gold.

Statistical analysis and multi-element graphical analysis will be completed over the next few weeks to determine if individual veins can be identified using their multi-element signatures.  Freegold intends to further investigate the continuity and strike extension of the vein swarm in this area through additional trenching and shallow drilling programs this spring.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___January 16, 2006_____________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity